Jeffrey Riedler, Esq.

United States Securities and Exchange Commission

October 1, 2012

American Eagle Group, Inc.

9160 South 300 West, Suite 101

Sandy, Utah 84070

October 1, 2012

Jeffrey Riedler, Esq.

Ross Zukin, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Room 4561

100 F. Street, N.E.

Washington, D.C. 20549

Re:

American Eagle Group, Inc. Form PRE14C

Filed September 14, 2012 File No. 000-54584

Dear Mr. Riedler:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your letter dated September 20, 2012, are quoted below and are followed in each case by the Company’s response thereto.

General

Comment No. 1

On the cover page of your filing, you describe Proposal 1 as a proposal amending the amended and restated certificate of incorporation to “reflect the new direction of the Company . . . and removing items which are no longer required due to the change in the Company’s business.” However, a further reading of the information statement indicates that several changes will be effective upon the approval by voting shareholders of Proposal 1, including an increase in the number of shares of common stock and preferred stock the Company is authorized to issue; the removal of provisions related to having certain classes of non-voting common stock; and the removal of certain provisions related to the prior insurance operations which would no longer be applicable.  Please amend the cover page of your filing, page 1, and elsewhere in the information statement as appropriate to briefly and clearly describe all provisions of the amended and restated certificate of incorporation that will be modified or eliminated if the Proposal is approved by shareholders. In addition, please expand your disclosure to include the text of your proposed changes to the amended and restated certificate of incorporation, highlighting the specific provisions that will be removed.

Response

We have modified the disclosure throughout the document and added relevant language from the certificate of incorporation.

Jeffrey Riedler, Esq.

United States Securities and Exchange Commission

October 1, 2012

Comment No. 2

You indicate on page 7 of your filing that “[t]he reverse stock split will affect all common stockholders uniformly and will not affect any shareholders’ percentage interest in the Company.” However, you also state on page 7 that “[n]o shareholder who currently owns more than 100 shares will be reduced below 100 shares.” Please revise your disclosureto reconcile these contradictory statements.

Response

We have modified the disclosure.

Additionally, the Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.

Sincerely,

American Eagle Group, Inc.

/s/ Kip Eardley

Kip Eardley, CEO